
06012216

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Thunder Energy Trust

*CURRENT ADDRESS Suite 400, 321-6th Avenue SW
Calgary, Alberta
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 06 2006
THOMSON
FINANCIAL

FILE NO. 82- 34957 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT : 4/4/06

82-34957

AR/S
12-31-05



THUNDER
ENERGY
TRUST

THUNDER ENERGY TRUST
FINANCIAL STATEMENTS
DECEMBER 31, 2005

Management's Report

Management is responsible for the integrity and objectivity of the information contained in this annual report and for the consistency between the consolidated financial statements and other financial operating data contained elsewhere in the report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada using estimates and careful judgment, particularly in those circumstances where transactions affecting a current period are dependent upon future events. The accompanying consolidated financial statements have been prepared using policies and procedures established by management and reflect fairly the Trust's financial position, results of operations and cash flow, within reasonable limits of materiality and within the framework of the accounting policies as outlined in the notes to the consolidated financial statements.

Management has established and maintained a system of internal control which is designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and the financial information is reliable and accurate.

External auditors have examined the consolidated financial statements. Their examination provides an independent view as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition of the Trust.

The Audit Committee of the Board of Directors has reviewed in detail the consolidated financial statements with management and the external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

"Signed"
Stuart J. Keck
President and Chief Executive Officer

"Signed"
Brent T. Kirkby
Vice President, Finance and Chief Financial Officer

AUDITORS' REPORT

To the Unitholders of
Thunder Energy Trust

We have audited the consolidated balance sheets of Thunder Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of income (loss) and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP
Chartered Accountants

Calgary, Canada
March 6, 2006

THUNDER ENERGY TRUST
CONSOLIDATED BALANCE SHEETS

($000s)	*As at December 31* 2005	2004 *(restated - Note 2)*
Assets (Note 6)		
Current		
Cash	$ -	$ 21
Accounts receivable (Note 12)	49,810	23,728
Prepaid expenses	1,219	953
	51,029	24,702
Property and equipment (Note 5)	658,069	410,242
Goodwill (Notes 3 and 4)	108,292	45,448
	$ 817,390	$ 480,392
Liabilities and Unitholders'/Shareholders' Equity		
Current		
Bank indebtedness	$ 4,409	$ 1,568
Distributions payable	6,595	-
Accounts payable and accrued liabilities (Note 13)	57,542	47,581
Revolving loan (Note 6)	136,359	82,896
	204,905	132,045
Capital lease obligations	-	94
Unit-based compensation (Note 8)	1,295	-
Asset retirement obligations (Note 7)	24,774	13,417
Future income taxes (Note 10)	146,876	68,656
	377,850	214,212
Unitholders'/shareholders' equity		
Unitholders'/shareholders' capital (Note 8)	411,341	189,573
Contributed surplus (Note 8)	3,025	2,836
Accumulated earnings	63,920	73,771
Accumulated distributions (Note 9)	(38,746)	-
	439,540	266,180
	$ 817,390	$ 480,392

See accompanying notes

On behalf of the Board:

"Signed"	"Signed"
Douglas A. Dafoe	J.W. (Jack) Peltier
Director	Director

THUNDER ENERGY TRUST
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND ACCUMULATED EARNINGS

($000s, except per unit/share data)	Years ended December 31 2005	2004 (restated - Note 2)
Revenue		
Petroleum and natural gas sales	$ 195,778	$ 116,409
Royalties, net of ARTC	(33,905)	(20,922)
Transportation expenses	(6,383)	(4,225)
Petroleum and natural gas sales, after royalties and transportation	155,490	91,262
Expenses		
Operating	29,704	19,299
General and administrative (Note 2, 3 and 13)	8,517	2,470
Unit/stock-based compensation (Note 8)	8,582	2,514
Interest	5,357	3,094
Write-down of property and equipment (Note 5)	56,243	-
Depletion, depreciation and accretion	75,058	36,618
	183,461	63,995
Income (loss) before taxes	(27,971)	27,267
Provision for income taxes (recovery) (Note 10)	(18,120)	10,499
Net income (loss) for the year	(9,851)	16,768
Accumulated earnings		
Beginning of year	73,771	55,405
Retroactive application of change in accounting policy (Note 2)	-	1,598
End of year	$ 63,920	$ 73,771
Units and shares outstanding (weighted average)		
Units and shares (basic)	44,733	22,107
Units and shares (diluted)	44,938	22,625
Net income (loss) per unit and share		
Units and shares (basic)	$ (0.22)	$ 0.76
Units and shares (diluted)	$ (0.22)	$ 0.74

See accompanying notes

THUNDER ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s)	2005	2004
	Years ended December 31	
		(restated -Note 2)
Operating Activities		
Net income (loss) for the year	$ (9,851)	$ 16,768
Add items not requiring cash:		
Unit/stock-based compensation	8,582	2,514
Depletion, depreciation and accretion	75,058	36,618
Write-down of property and equipment	56,243	-
Future income taxes (Note 10)	(19,641)	9,872
Funds from operations	110,391	65,772
Settlement of asset retirement obligations	(1,306)	(159)
Changes in non-cash working capital related to operating activities (Note 11)	(27,619)	(10,391)
Cash provided by operating activities	81,466	55,222
Financing Activities		
Issue of Trust units for cash, net of costs	11,398	12,237
Increase (decrease) in bank indebtedness	2,841	(355)
Increase in revolving loan	53,463	8,548
Cash distributions paid	(30,079)	-
Cash received on Arrangement (Note 3)	10,000	-
Cash provided by financing activities	47,623	20,430
Investing Activities		
Expenditures on property and equipment	(88,394)	(95,039)
Assumption of bank indebtedness (Note 3 and 4)	(49,728)	(4,075)
Transaction costs on Impact acquisition (Note 4)	-	(1,116)
Changes in non-cash working capital related to investing activities (Note 11)	9,012	24,599
Cash used in investing activities	(129,110)	(75,631)
Net change in cash position	(21)	21
Cash - beginning of year	21	-
- end of year	$ -	$ 21

See accompanying notes

THUNDER ENERGY TRUST
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

Thunder Energy Trust (the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the province of Alberta. The principal undertaking of the Trust is to indirectly explore for, develop and hold interest in petroleum and natural gas properties through investments in securities of subsidiaries. Thunder Energy Inc. and its subsidiaries carry on the business of the Trust and directly own the petroleum and natural gas properties and assets related thereto. The Trust owns, directly and indirectly, 100 percent of the common shares (excluding the exchangeable shares) of Thunder Energy Inc.

The Trust was established as part of a Plan of Arrangement (the "Arrangement"), which became effective on July 7, 2005. The Arrangement gave effect to the transaction completed with Thunder Energy Inc. ("Thunder Energy"), Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte") to combine the entities to create a new oil and gas trust, two exploration-focused production companies: Alberta Clipper Energy Inc. ("Clipper") and Valiant Energy Inc. ("Valiant"); and a resource-based coal bed methane company, Ember Resources Inc. ("Ember"). As a result of the combination, shareholders of Thunder Energy received 0.5 trust units or exchangeable shares of the Trust, 0.3333 common shares of Clipper and 0.3333 common shares of Ember.

The conversion of Thunder Energy to a trust has been accounted for on a continuity of interest basis. Accordingly, the consolidated financial statements for 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Thunder Energy. The consolidated financial statements for the year ended December 31, 2005 reflect the results of operations and cash flows of Thunder Energy and its subsidiaries for the period January 1 to July 6, 2005 and the results of operations and cash flows of the Trust and its subsidiaries for the period July 7 to December 31, 2005. The comparative figures are the results of Thunder Energy and its subsidiaries. Due to the conversion into a trust, certain information included in the consolidated financial statements for prior periods may not be directly comparable.

The term "units" has been used to identify both the trust units and exchangeable shares of the Trust issued on or after July 7, 2005 as well as the common shares of the corporation outstanding prior to the conversion on July 7, 2005.

1. Significant Accounting Policies

Basis of Business and Basis of Presentation
The Trust is involved in the exploration, development and production of petroleum and natural gas in British Columbia, Alberta and Saskatchewan. The consolidated financial statements of the Trust have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

Specifically, the amounts recorded for depletion, depreciation and accretion of oil and natural gas properties and equipment and asset retirement obligations are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Principles of Consolidation
The consolidated financial statements include the accounts of the Trust and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

Petroleum and Natural Gas Properties and Gas Plants and Related Facilities
The Trust follows the full cost method of accounting whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive, are capitalized in one Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, equipping, geological and geophysical costs and overhead expenses directly related to exploration and development activities.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion and Depreciation
Depletion of petroleum and natural gas properties is provided on accumulated costs using the unit-of-production method based on estimated gross proven petroleum and natural gas reserves, as determined by independent engineers. For purposes of the depletion calculation, proven petroleum and natural gas reserves are converted to a common unit of measure on the basis of one barrel of oil or liquids being equal to six mcf of natural gas. Costs of acquiring and evaluating unproven properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

Depreciation of gas plants and related facilities is calculated on a straight-line basis over their estimated useful lives of fifteen years. Assets under capital lease are amortized on a straight-line basis over the life of the lease.

The Trust records other assets at cost and provides depreciation on the declining balance method at rates varying from 20% to 100% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

Ceiling Test
The Trust evaluates its petroleum and natural gas assets in each reporting period to determine that the costs are recoverable and the costs do not exceed the fair value of the properties. If the sum of the undiscounted cash flows expected from the production of proved reserves exceeds the carrying value of the petroleum and natural gas assets, the costs are considered recoverable. Cash flows are calculated based on third-party quoted forward prices, adjusted for the Trust's contract prices and quality differentials.

If the carrying value of the petroleum and natural gas assets is not considered to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from production of proved and probable reserves. The cash flows are estimated using future product prices and costs and then are discounted.

The costs of unproved properties are excluded from the ceiling test calculation and subject to a separate impairment test.

Asset Retirement Obligations
The Trust records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit-of-production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time (accretion) and changes in the estimated future cash flows underlying the obligation.

Goodwill
Goodwill, at the time of acquisition, represents the excess of the purchase price of a business over the fair value of net assets acquired; thereafter, goodwill is assessed for impairment at least annually. If the fair value of the business is less than the book value, a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the business' tangible assets and liabilities from the fair value of the business to determine the implied fair value of goodwill and comparing that amount to the book value of goodwill. Any excess of the book value of goodwill over the implied fair value is the impairment amount and will be charged to income in the period of the impairment.

Joint Interest Operations
A portion of the Trust's petroleum and natural gas activities are conducted jointly with others. These consolidated financial statements reflect only the Trust's proportionate interest in such activities.

Revenue Recognition
Revenue from the sale of petroleum and natural gas is recognized during the month when title passes.

Per Unit Amounts
Basic net income (loss) per unit is calculated using the weighted average number of units outstanding during the year adjusted for the impact of units to be issued on the conversion of exchangeable shares. Diluted net income (loss) per unit is calculated using the treasury stock method to determine the dilutive effects of restricted and performance units granted under the trust unit incentive plans.

Trust Unit Incentive Plans
The Trust has established incentive plans for employees, officers, directors, consultants and other service providers. Compensation expense associated with the unit incentive plans is granted in the form of Restricted Trust Units ("RTU's") and Performance Trust Units ("PTU's") and is determined based on the intrinsic value of the trust units at each period end. The intrinsic value method is used as Plan Participants may be paid, at management's discretion, in cash or new units issued from treasury. This valuation incorporates the period end trust unit price, the number of RTU's and PTU's outstanding at each period end, and certain management estimates. As a result, large fluctuations, even recoveries, in compensation expense may occur due to changes in the underlying trust unit incentive price. In addition, compensation expense is amortized over the vesting period of the incentive plans with a corresponding increase or decrease in liabilities. Classification between accrued liabilities and unit based compensation liability is dependent upon expected payout date.
The Trust has not incorporated an estimated forfeiture rate for RTU's and PTU's that will not vest; rather, the Trust accounts for actual forfeitures as they occur.

Flow-Through Shares
A portion of Thunder Energy's exploration and development activities was financed through proceeds received from the issue of flow-through shares. Under the terms of the flow through share issues, the tax attributes of the related expenditures were renounced to the share subscribers. To recognize the foregone tax benefits to the Trust, the carrying value of the shares issued was reduced by the tax effect of the tax benefits renounced to subscribers. The tax effect of the renouncement was recorded when the renouncements related to the corresponding exploration and development expenditures were filed.

Income Taxes
The Trust is a mutual fund trust for purposes of the Tax Act (Canada), and is only subject to statutory income taxes on taxable income not distributed to unitholders. There is no recognition of future income tax assets or liabilities on temporary differences within the Trust; however, the asset and liability method of accounting for income taxes is followed within the subsidiaries of the Trust. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change becomes substantively enacted.

Hedging
The Trust may use derivative financial instruments from time to time to hedge exposure to commodity price and foreign exchange fluctuations. The Trust would not enter into such contracts for trading or speculative purposes.

The Trust must formally identify, designate, document and assess the effectiveness of relationships that are to receive hedge accounting treatment. Gains and losses from changes in the fair value of derivative contracts that do not qualify for hedge accounting would be recognized in earnings when those changes occur. In 2005, the Trust assumed certain forward sales contracts upon its amalgamation with Forte. These contracts were entered into with

Forte's marketers of crude oil and natural gas products to hedge its oil and gas price risk. These contracts were marked to market at July 7, 2005 and realized losses were applied against the liability. All such contracts were completed at December 31, 2005.

Comparative Amounts
Certain comparative amounts have been reclassified to conform to the presentation adopted for the current year.

2. Change in Accounting Policies

Effective July 1, 2005, the Trust changed its accounting policy for general and administrative (G&A) expenses in order to better reflect the cost of bringing assets on production. Formerly Thunder Energy expensed all indirect G&A expenses related to acquisition, exploration and development activities. Under the new policy, certain salaries and benefits related to these activities are being included in the full cost pool and depleted. The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance sheet *($000s)*	*As at December 31, 2004*
Property and equipment	$ 4,160
Future income tax liability	$ 1,722
Accumulated earnings	$ 2,438

Income statement *($000s, except per unit data)*	*Year ended December 31, 2004*
General and administrative expenses	$ (1,794)
Depletion, depreciation, and accretion	418
Future tax expense	536
Net income impact	$ 840
Net income per unit - basic	$ 0.04
Net income per unit - diluted	$ 0.04

3. Plan of Arrangement

On July 7, 2005, and in accordance with the Plan of Arrangement announced on May 3, 2005, Thunder Energy amalgamated with Mustang and Forte to form the Trust, two exploration companies, Clipper and Valiant, and a coal-bed methane company, Ember. The amalgamation was accounted for as a business combination with Thunder Energy being deemed the acquirer of Mustang and Forte, net of the Valiant assets. Consequently the Trust has accounted for Mustang and Forte as acquisitions under the purchase method of accounting. Certain Mustang assets acquired by Thunder Energy were transferred to Clipper. As the former Thunder Energy shareholders had the majority of the voting control of Clipper, Ember and the Trust (including its subsidiaries), the transfer of assets and liabilities from Thunder Energy to Clipper and Ember was accounted for at Thunder Energy's net book value; the transfer of the Mustang assets to Clipper was at fair value, being Thunder Energy's acquisition cost.

The consideration for the Mustang acquisition was 1.1 trust units for each Mustang share resulting in 9.6 million trust units and 1.0 million exchangeable shares being issued. The value assigned to each Trust unit was $7.60 based on the Thunder Energy share price at the time the Arrangement was announced. The value of the transaction was $161.2 million before the $24.5 million reduction for the conveyance of certain Mustang assets and liabilities to Clipper. The results of Mustang have been included in the consolidated financial statements commencing from the acquisition date. The final allocation of the purchase price, after adjustment to reflect the Trust's current understanding of fair values as at the date of acquisition, was as follows:

Mustang net assets acquired *($000s)*	
Current assets	$ 10,523
Property and equipment	200,683
Goodwill	38,500
Current liabilities	(12,040)
Bank indebtedness	(26,188)
Asset retirement obligations	(5,019)
Future income tax liability	(45,259)
	$ 161,200
Value of units and exchangeable shares of Trust issued	**$ 161,200**

The consideration for the Forte acquisition was 0.35 trust units for each Forte share resulting in 6.5 million trust units and 1.0 million exchangeable shares being issued. The value assigned to each Trust unit was $7.60 based on the Thunder Energy share price at the time the Arrangement was announced. The value of the transaction was $113.5 million, net of the $35.1 million reduction for the conveyance of certain Forte assets and liabilities to Valiant prior to the amalgamation. The results of Forte have been included in the consolidated financial statements commencing from the acquisition date. The final allocation of the purchase price, after adjustment to reflect the Trust's current understanding of fair values as at the date of acquisition, was as follows:

Forte net assets acquired *($000s)*	
Current assets	$ 13,577
Property and equipment	155,588
Goodwill	24,344
Current liabilities	(14,280)
Bank indebtedness	(23,540)
Asset retirement obligations	(7,596)
Future income tax liability	(34,590)
	$ 113,503
Value of units and exchangeable shares of Trust issued	**$ 113,503**

In conjunction with the Plan of Arrangement, certain one-time external costs related to the reorganization of $8.7 million have been included as a capital cost and internal costs including $3.3 million in retention and severance and $5.4 million of stock-based compensation expense related to the wind-up of the stock option plan have been charged to results of operations of the Trust. The costs related to the reorganization incurred by Mustang and Forte were reflected in the financial statements of those companies prior to the transaction date.

Under the Plan of Arrangement, Thunder Energy transferred certain assets and undeveloped land to Ember and Clipper. At the time of the transaction the companies were related, and consequently, the assets were transferred to Ember and Clipper at the Thunder Energy carrying values which, for the assets acquired by Thunder Energy from Forte and Mustang, was equal to fair market value. As part of the Arrangement, both Ember and Clipper paid $5.0 million to the Trust, which was accounted for as a reduction in capital for each entity.

The values transferred to Ember were as follows:

Ember net assets transferred *($000s)*	
Property and equipment	$ 16,431
Future income tax asset	9,949
Asset retirement obligations	(1,487)
Total assets transferred	24,893
Cash paid	5,000
Net assets transferred and reduction in capital	**$ 19,893**

The values transferred to Clipper were as follows:

Clipper net assets transferred *($000s)*	
Property and equipment	$ 53,388
Future income tax asset	7,041
Accounts payable	(1,000)
Asset retirement obligations	(1,841)
Total assets transferred	57,588
Cash paid	5,000
Net assets transferred and reduction in capital	**$ 52,588**

In conjunction with the Plan of Arrangement, all outstanding stock options of Thunder Energy vested and option holders had the right to exercise their options until August 5, 2005 after which time the options expired. As a result, a stock-based compensation expense of $5.4 million has been charged to the earnings of the Trust. Stock-based compensation of $0.6 million was apportioned to Ember ($0.2 million) and Clipper ($0.4 million) based on the relative reserve values of the proven and probable oil and natural gas reserves (discounted at 10 percent) as determined by independent reserve engineers.

4. Acquisition of Impact

On April 30, 2004, Thunder Energy acquired all of the issued and outstanding common shares of Impact Energy Inc. ("Impact") on the basis of 0.22222 common shares of Thunder Energy for each common share of Impact. The value per common share issued was calculated based on the Thunder Energy share price at the time the acquisition was announced. Thunder Energy issued 18.1 million common shares as consideration and incurred $1.1 million in transaction costs. This transaction was accounted for by the purchase method, based on fair values as follows:

Net assets acquired *($000s)*	
Current assets, including cash of $14	$ 2,692
Property and equipment	120,727
Goodwill	45,448
Current liabilities	(4,837)
Bank indebtedness	(4,075)
Asset retirement obligations	(778)
Future income tax liability	(22,226)
	$ 136,951
Value of Thunder Energy common shares issued	$ 135,835
Transaction costs	1,116
Total consideration	**$ 136,951**

5. Property and Equipment

		2005	
($000s)	**Cost**	**Accumulated depletion and depreciation**	**Net book value**
Petroleum and natural gas properties	$ 709,222	$ 135,589	$ 573,633
Gas plants and related facilities	113,607	30,101	83,506
Office equipment	1,367	437	930
	$ 824,196	**$ 166,127**	**$ 658,069**

		2004	
($000s)	**Cost**	**Accumulated depletion and depreciation**	**Net book value**
Petroleum and natural gas properties	$ 384,590	$ 81,068	$ 303,522
Gas plants and related facilities	130,319	24,540	105,779
Office equipment	1,336	419	917
Assets under capital lease	248	224	24
	$ 516,493	$ 106,251	$ 410,242

At December 31, 2005, costs of $16.3 million (2004 - $46.3 million) related to unproven properties have been excluded from the full cost pool. In 2004 costs associated with coal bed methane pilot projects were also excluded from the full cost pool. These properties were transferred to Ember as part of the Arrangement.

In 2005, the Trust capitalized $1.6 million (2004 - $1.8 million) of overhead directly related to acquisition, exploration and development activities.

The carrying value of the Trust's petroleum and natural gas properties and equipment is limited to the amount calculated under the ceiling test at the balance sheet date. At December 31, 2005, the calculation indicated the carrying value of the Trust's petroleum and natural gas properties and equipment was in excess of the amount calculated under the ceiling test. Accordingly, a write-down in the amount of $56.2 million has been recorded. This write-down is primarily the result of downward revisions in the Trust's petroleum and natural gas reserves, as estimated by independent engineers as at December 31, 2005. The ceiling test calculation was based on benchmark reference prices adjusted for the Trust's quality and price differentials discounted at an interest rate of 6.8% over the estimated reserve life.

The following table summarizes the benchmark reference prices used in the ceiling test calculation:

Year	WTI Oil ($US/bbl)	Edmonton Light Crude Oil 40°API ($Cdn/bbl)	Henry Hub Gas Price ($US/mmbtu)	AECO Natural Gas Price ($Cdn/mmbtu)
2006	57.00	66.25	10.50	10.60
2007	55.00	64.00	8.75	9.25
2008	51.00	59.25	7.50	8.00
2009	48.00	55.75	7.00	7.50
2010	46.50	54.00	6.75	7.20
Escalate thereafter	2.0% per year	2.0% per year	2.0% per year	2.0% per year

6. Revolving Credit Facility

The Trust has a credit facility with a syndicate of chartered banks consisting of a $145 million extendible revolving term credit facility and a $15 million operating credit facility. The credit facilities are available as revolving facilities to April 30, 2006 subject to extension annually with the agreement of the lenders. The credit facilities bear interest at prime rate or bankers' acceptance rates plus an applicable margin, based on the debt to cash flow ratio. The credit facilities are collateralized by a $500 million demand debenture providing for a fixed and floating charge over the petroleum and natural gas properties and all other assets of the Trust and are subject to semi-annual review, at which time the lenders may re-determine the borrowing base.

Cash interest paid in the year was $4.7 million (2004 - $3.2 million) at the effective annualized interest rate of 4.4% (2004 - 3.9%).

7. Asset Retirement Obligations

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $53 million which will be incurred between 2006 and 2034. The majority of the costs will be incurred between 2010 and 2034. A credit-adjusted risk-free rate of 8.5 percent and an inflation rate of 1.5 percent were used to calculate the fair value of the asset retirement obligations. A reconciliation of the asset retirement obligations is provided below:

Asset retirement obligations *($000s)*	2005	2004
Balance, beginning of year	$ 13,417	$ 10,352
Liabilities incurred in the year	1,758	2,271
Forte acquisition	7,596	-
Mustang acquisition	5,019	-
Revisions	(135)	-
Liabilities released to Ember and Clipper	(3,328)	-
Liabilities settled in the year	(1,306)	(159)
Accretion expense	1,753	953
Balance, end of year	$ 24,774	$ 13,417

8. Unitholders'/Shareholders' Capital

Trust units of Thunder Energy Trust (including the conversion of exchangeable shares)	Number of units *(000s)*	*($000s)*
Trust units outstanding (see (a) below)	43,967	$ 385,960
Trust units issuable on conversion of exchangeable shares (see (b) below)	2,188	25,381
Balance December 31, 2005	**46,155**	**$ 411,341**

(a) Trust Units of Thunder Energy Trust

Authorized: unlimited number of Trust units

Trust units	Number of units *(000s)*	*($000s)*
Balance December 31, 2004	-	$ -
Issued for common shares of Thunder Energy	24,246	174,050
Issued on Forte acquisition (Note 3)	6,475	99,288
Issued on Mustang acquisition (Note 3)	9,607	123,810
Reduction of capital, Ember conveyance (Note 3)	-	(19,893)
Reduction of capital, Clipper conveyance (Note 3)	-	(28,047)
Issued for cash on exercise of stock options	1,921	19,332
Stock-based compensation on options	-	7,080
Exchangeable shares converted	1,543	14,713
Unit issue costs, net of tax of $2,353	-	(6,445)
Distribution reinvestment program	175	2,072
Balance December 31, 2005	43,967	**$ 385,960**

The Trust has as a distribution reinvestment program whereby unitholders can elect to reinvest their distributions back into the Trust and receive additional units rather than receive the cash payment. This accounted for an increase in unitholders'/shareholders' capital of $2.1 million.

(b) Exchangeable Shares of Thunder Energy Trust

Authorized: unlimited number of exchangeable shares

Exchangeable shares	Number of units *(000s)*	*($000s)*
Balance December 31, 2004	-	$ -
Issued for common shares of Thunder Energy	1,759	13,030
Issued on Forte acquisition	927	14,215
Issued on Mustang acquisition	997	12,849
Exchanged for Trust units	(1,495)	(14,713)
Balance December 31, 2005	**2,188**	**$ 25,381**

Exchangeable shares accrue notional distributions in-kind and are convertible into Trust units at the shareholder's option. Exchangeable shares are non-transferable and are ultimately required to be exchanged for units of the Trust.
The exchangeable shares are not entitled to cash distributions. The Exchange Ratio increases on a monthly basis. The increase in Exchange Ratio is calculated by multiplying the Thunder Energy Trust distribution per unit by the Exchange Ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date. A holder of Thunder Energy Inc. exchangeable shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or the Trust Agent. The Exchange Ratio to convert each exchangeable share to a Trust unit was 1.00000 at the time of issuance. Effective December 15, 2005, the Exchange Ratio was 1.05993. If the 2.2 million exchangeable shares outstanding at December 31, 2005 were exchanged at that time, 2.3 million Trust units would have been issued.

(c) Common Shares and Stock Options of Thunder Energy Inc.

Common shares	Number of shares *(000s)*	*($000s)*
Balance December 31, 2003	31,562	$ 41,081
Issued for cash on exercise of stock options	1,001	3,091
Issued on Impact acquisition (Note 4)	18,100	135,835
Share issue costs, net of tax of $68	-	(101)
Flow-through shares issued for cash	1,000	10,000
Share issue costs, net of tax of $212	-	(333)
Balance December 31, 2004	51,663	189,573
Issued for cash on exercise of stock options	436	864
Stock-based compensation on options	-	18
Tax effect of flow-through shares	-	(3,375)
Effect of exchange ratios	(8,088)	-
Exchanged for Trust units	(40,328)	(174,050)
Exchanged for exchangeable shares	(3,683)	(13,030)
Balance December 31, 2005	**-**	**$ -**

In December 2004, Thunder Energy issued 1,000,000 flow-through shares at $10 per share. The tax credits associated with expenditures to be funded by this offering were renounced under the look-back rule in the first quarter of 2005, and the future tax liability recorded.

	2005		2004	
	Options (000s)	Weighted-average exercise price	Options (000s)	Weighted-average exercise price
Opening	4,354	$ 6.11	2,874	$ 3.57
Granted	10	8.43	2,805	7.76
Exercised - prior to the Arrangement	(436)	2.81	(1,001)	2.96
Cancelled - prior to the Arrangement	(147)	7.88	(324)	7.53
Exercised - under the terms of the Arrangement	(1,921)	12.23	-	-
Cancelled - under the terms of the Arrangement	(1,860)	12.66	-	-
Closing	-	$ -	4,354	$ 6.11

(d) Contributed Surplus

The following table reconciles the Trust's contributed surplus:

	($000s)
Balance December 31, 2003	$ 463
Stock-based compensation	2,514
Stock options exercised	(141)
Balance December 31, 2004	2,836
stock-based compensation	7,287
Options exercised for Trust units	(7,098)
Balance December 31, 2005	**$ 3,025**

(e) Trust Unit Incentive Plans

The Trust approved a restricted unit incentive plan and a performance unit incentive plan (the "Plans"). Under the terms of the Plans, both Restricted and Performance Units ("RTUs and PTUs") may be granted to directors, officers, employees, consultants and service providers (the "Plan Participants") to the Trust and any of its subsidiaries.

Subject to the Board of Directors of the Trust's administrator, Thunder Energy Inc., determining otherwise, (i) RTUs of the Trust vest evenly over three years, commencing on the first anniversary date of grant, with the number of Trust units issued adjusted for the value of the distributions from the time of the granting to the time when the Trust units are issued and (ii) PTUs vest on the third anniversary date of the grant, adjusted for the value of the distributions, plus a further upward or downward adjustment based on the Trust's performance relative to the performance of a group of comparable publicly-traded oil and gas royalty trusts.

Upon vesting and at management's option, the Plan Participant is entitled to receive either the units granted plus accumulated distributions or the cash payment based on the fair value of the underlying Trust units plus notional accrued distributions. As such, the fair value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period. As the value of the RTUs and PTUs is dependent upon the Trust unit price, the expense recorded in the statement of income may vary from period to period.

The Trust recorded a compensation liability of $1.3 million for the year. The compensation liability was based on the December 31, 2005 unit closing price of $12.00, distributions of $0.15 per unit per month beginning in July 2005 upon the inception of the Trust, and management's estimate of the number of RTUs and PTUs to be issued on maturity. The number of RTUs and PTUs to be granted to each Plan Participant relating to 2005 was ratified by the Board of Directors of the Trust's administrator, Thunder Energy Inc. on January 12, 2006. No estimate has been made for forfeitures. The following table summarizes the RTU and PTU movement for the year ended December 31, 2005.

	RTUs	PTUs
Balance December 31, 2004	-	-
Granted	282,816	58,740
Exercisable	-	-
Balance December 31, 2005	**282,816**	**58,740**

9. Accumulated Distributions

During the year, the Trust declared distributions of $38.7 million to unitholders. Distributions were $0.15 per unit per month for the months of July through December 2005. Cash distributions paid totaled $30.1 million (2004 - $Nil).

10. Income Taxes

The Trust is a taxable entity under the Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. To the extent that cash distributions represent taxable distributions to the unitholders, the distributions will reduce the Trust's future income tax expense. Income taxes recorded in the consolidated statements of income and accumulated earnings differ from the tax calculated by applying the combined Canadian corporate federal and provincial income tax rate to income before taxes as follows:

($000s, except where noted)	**2005**	2004
Statutory income tax rate for year	**37.75%**	38.94%
Computed income tax expense (recovery)	**$ (10,559)**	$ 10,618
Add (deduct) income tax effect of:		
Non-deductible Crown charges, net of ARTC	**4,447**	4,749
Resource allowance	**(5,217)**	(4,930)
Unit/stock-based compensation	**3,240**	979
Taxable distributions	**(11,823)**	-
Tax rate adjustments	**258**	(1,569)
Other	**13**	25
Future income tax	**(19,641)**	9,872
Large corporation tax	**1,521**	627
Provision for income taxes (recovery)	**$ (18,120)**	$ 10,499

The primary components of the future income tax liability relate to the following:

($000s)	**2005**	2004
Property and equipment	$ 143,652	$ 56,501
Deferral of partnership income	32,608	19,754
Tax loss carry forwards recognized	(17,779)	(1,441)
Attributed Canadian royalty income	(1,567)	(819)
Asset retirement obligations	(8,329)	(4,511)
Unit/share issue costs	(1,709)	(783)
Other	-	(45)
Future income tax liability	**$ 146,876**	$ 68,656

Cash taxes paid approximate large corporation tax expense for each of the years ended December 31, 2005 and 2004.

11. Supplemental Cash Flow Information

Supplemental cash flow information *($000s)*	**2005**	2004
Changes in non-cash working capital:		
Accounts receivable	**$ (26,082)**	$ (12,385)
Prepaid expenses	**(266)**	(105)
Accounts payable and accrued liabilities	**9,961**	28,843
Assumption of working capital on acquisitions	**(2,220)**	(2,145)
	$ (18,607)	$ 14,208
Changes in non-cash working capital		
Operating activities	**$ (27,619)**	$ (10,391)
Investing activities	**9,012**	24,599
	$ (18,607)	$ 14,208

12. Risk Management

a) Credit risk

A substantial portion of the Trust's accounts receivable are with oil and gas marketing entities. The Trust generally extends unsecured credit to these companies; therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may accordingly impact the Trust's overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of these companies to which it extends credit.

The Trust has not previously experienced any material credit losses on the collection of receivables. Of the Trust's significant individual accounts receivable at December 31, 2005, approximately 26% was owing from three customers (2004 - 37% from one customer) which represented revenue from marketers. Subsequent to year-end, 100% was settled.

b) Fair value of financial instruments

The carrying amounts of financial instruments included in the balance sheet approximate their fair value.

13. Related Party Transactions

During the year, the Trust incurred expenditures of $1.0 million (2004 - $331,000) for general corporate legal fees to a legal firm of which a director is a partner. At December 31, 2005, $10,000 (2004 - $64,000) remained outstanding. The legal fees include transaction costs of $0.8 million relating to the Plan of Arrangement and the remainder is included in general and administrative expense. The related party transactions were provided in the normal course of business under the same terms and conditions as transactions with unrelated companies.

14. Contractual Obligations, Commitments and Guarantees

The Trust has assumed various contractual obligations and commitments in the normal course of operations and financing activities. These obligations and commitments have been considered when assessing cash requirements in the analysis of future liquidity.

			Payments		
($000s)	**Total**	< 1 year	1-3 years	4-5 years	> 5 years
Revolving loan (Note 6)	**$ 136,359**	$ 136,359	$ -	$ -	$ -
Firm transportation	**6,904**	4,386	2,508	10	-
Power contract	**105**	105	-	-	-
Office and vehicle leases	**6,197**	1,031	2,566	1,733	867
Total	**$ 149,565**	$ 141,881	$ 5,074	$ 1,743	$ 867


THUNDER
ENERGY
TRUST

400, 321 – 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.3655
F. 403.232.1317

thunderenergy.com

FORM 52 – 109 FT1
CERTIFICATION OF ANNUAL FILINGS

I, Stuart J. Keck, President and Chief Executive Officer of Thunder Energy Inc., Administrator of Thunder Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in the Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Thunder Energy Trust for the year ending December 31, 2005.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) Evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Dated: March 10, 2006

Thunder Energy Inc., Administrator of Thunder Energy Trust

Stuart J. Keck
President & Chief Executive Officer



400 321 - 6th Avenue SW
Calgary, AB T2P 3H3

thunderenergy.com

FORM 52 – 109 FT1
CERTIFICATION OF ANNUAL FILINGS

I, Brent T. Kirkby, Chief Financial Officer of Thunder Energy Inc., Administrator of Thunder Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in the Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Thunder Energy Trust for the year ending December 31, 2005.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) Evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Dated: March 10, 2006

Thunder Energy Inc., Administrator of Thunder Energy Trust



Brent T. Kirkby
Vice President Finance & Chief Financial Officer